Exhibit 12(a)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios for the Three Months Ended June 30,	2013	2012
Fixed charges:
Interest expense including
amortization of debt discount	$133	$135
Portion of rentals representing an interest factor	28	34
Total fixed charges	$161	$169

Earnings available for fixed charges:
Net income	$1,106	$1,002
Equity earnings net of distributions	(16)	(8)
Income taxes	662	608
Fixed charges	161	169
Earnings available for fixed charges	$1,913	$1,771

Ratio of earnings to fixed charges	11.9	10.5

40